EXHIBIT 12

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, PA 19103-2921

Tel: 215.963.5000

Fax: 215.963.5001

www.morganlewis.com

July 13, 2012

Board of Trustees

Rydex Variable Trust

c/o Rydex Investments

805 King Farm Boulevard

Suite 600

Rockville, Maryland 20850

Re:	Agreement and Plan of Reorganization, dated as of November 21, 2011 (the “Agreement”), between Rydex Variable Trust, a Delaware statutory trust (“RVT”), on behalf of its series, the Multi-Hedge Strategies Fund (the “Acquiring Fund”) and the Alternative Strategies Allocation Fund (the “Acquired Fund”) and Security Investors, LLC (for purposes of Section 10 of the Agreement only)

Ladies and Gentlemen:

You have requested our opinion as to certain U.S. federal income tax consequences of the reorganization of the Acquired Fund and the Acquiring Fund (the “Reorganization”). The Reorganization will involve the transfer of all of the assets of the Acquired Fund to the Acquiring Fund and the assumption of the liabilities of the Acquired Fund by the Acquiring Fund in exchange for shares of beneficial interest of the Acquiring Fund. The shares of the Acquiring Fund will be distributed to the shareholders of the Acquired Fund, following which the Acquired Fund will be liquidated.

In rendering our opinion, we have reviewed and relied upon (a) the Agreement, (b) the proxy materials provided to shareholders of the Acquired Fund in connection with the recently held Special Meeting of Shareholders, (c) certain representations concerning the Reorganization made to us in letters from RVT dated July 13, 2012 (collectively, the “Representation Letters”), (d) all other documents, financial and other reports and corporate minutes that we deemed relevant or appropriate, and (e) such statutes, regulations, rulings and decisions as we deemed material with respect to this opinion. All terms used herein, unless otherwise defined, are used as defined in the Agreement.

Almaty Beijing Boston Brussels Chicago Dallas Frankfurt Harrisburg Houston Irvine London Los Angeles Miami

Moscow New York Palo Alto Paris Philadelphia Pittsburgh Princeton San Francisco Tokyo Washington Wilmington

Board of Trustees

July 13, 2012

For purposes of this opinion, we have assumed that the Acquired Fund on the Closing Date of the Reorganization will satisfy, and following the Reorganization, the Acquiring Fund will continue to satisfy, the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), for qualification as a regulated investment company.

Based on the foregoing and provided the specified Reorganization is carried out in accordance with the applicable laws of the State of Delaware, the Agreement and the Representation Letters, it is our opinion, with respect to the Reorganization that:

(1) The Reorganization should constitute a tax-free reorganization within the meaning of Section 368(a) of the Code, and the Acquired Fund and the Acquiring Fund will each be a “party to the reorganization” within the meaning of Section 368(b) of the Code.

(2) No gain or loss should be recognized by the Acquiring Fund upon the receipt of the assets of the Acquired Fund solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of all of the liabilities of the Acquired Fund.

(3) No gain or loss should be recognized by the Acquired Fund upon the transfer of all of its assets to the Acquiring Fund solely in exchange for Acquiring Fund Shares and the assumption by the Acquiring Fund of all of the liabilities of the Acquired Fund or upon the distribution of Acquiring Fund Shares to shareholders of the Acquired Fund.

(4) No gain or loss should be recognized by the shareholders of the Acquired Fund upon the exchange of their shares of the Acquired Fund for Acquiring Fund Shares (including fractional shares to which they may be entitled).

(5) The aggregate tax basis of Acquiring Fund Shares received by each shareholder of the Acquired Fund (including fractional shares to which they may be entitled) should be the same as the aggregate tax basis of the Acquired Fund Shares exchanged.

(6) The holding period of the Acquiring Fund Shares received by the shareholders of the Acquired Fund (including fractional shares to which they may be entitled) should include the holding period of the Acquired Fund Shares surrendered in exchange therefore, provided that the Acquired Fund Shares were held as a capital asset as of the Effective Time.

(7) The tax basis of the assets of the Acquired Fund received by the Acquiring Fund should be the same as the tax basis of such assets to the Acquired Fund immediately prior to the exchange.

Board of Trustees

July 13, 2012

(8) The holding period of the assets of the Acquired Fund received by the Acquiring Fund should include the period during which such assets were held by the Acquired Fund.

(9) The Acquiring Fund should succeed to and take into account, as of the date of the transfer (as defined in Section 1.381(b)-1(b) of the Treasury Regulations), the items of the Acquired Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381(b) and (c), 382, 383 and 384 of the Code.

Notwithstanding the foregoing opinions, no opinion is expressed as to the effect of the Reorganization on (i) the Acquired Fund or the Acquiring Fund with respect to any asset as to which any unrealized gain or loss is required to be recognized for U.S. federal income tax purposes at the end of a taxable year (or on the termination or transfer thereof) under a mark-to-market system of accounting and (ii) any shareholder of the Acquired Fund or the Acquiring Fund that is required to recognize unrealized gains and losses for U.S. federal income tax purposes under a mark-to-market system of accounting.

This opinion letter expresses our views only as to U.S. federal income tax laws in effect as of the date hereof. It represents our best legal judgment as to the matters addressed herein, but is not binding on the Internal Revenue Service or the courts. Accordingly, no assurance can be given that the opinions and analysis expressed herein, if contested, would be sustained by a court. Our opinion is based upon the Code, the applicable Treasury Regulations promulgated thereunder, the present position of the Internal Revenue Service as set forth in published revenue rulings and revenue procedures, present administrative positions of the Internal Revenue Service, and existing judicial decisions, all of which are subject to change either prospectively or retroactively. We do not undertake to make any continuing analysis of the facts or relevant law following the date of this letter.

Our opinion is conditioned upon the performance by RVT of its undertakings in the Agreement and the Representation Letters.

This opinion is being rendered to RVT, on behalf of the Acquired Fund and Acquiring Fund, and may be relied upon only by RVT, the Acquired Fund, the Acquiring Fund and their respective shareholders.

Very truly yours,

/s/ Morgan, Lewis & Bockius LLP